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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

INAMED CORPORATION
(Name of Subject Company)

INAMED CORPORATION
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

453235103
(CUSIP Number of Class of Securities)

Nicholas L. Teti
Chairman of the Board, President and Chief Executive Officer
Inamed Corporation
5540 Ekwill Street
Santa Barbara, California 93111
(805) 683-6761
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Scott M. Stanton Morrison & Foerster LLP 12531 High Bluff Drive Suite 100 San Diego, California 92130 (858) 720-5100	Joseph A. Newcomb Executive Vice President, Secretary and General Counsel Inamed Corporation 5540 Ekwill Street Santa Barbara, California 93111 (805) 683-6761
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

        This Amendment No. 5 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Inamed Corporation, a Delaware corporation, with the United States Securities and Exchange Commission (the "SEC") on December 5, 2005, as amended by Amendment No. 1 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 6, 2005, Amendment No. 2 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 13, 2005, Amendment No. 3 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 15, 2005, and Amendment No. 4 to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on December 28, 2005. Inamed is hereby amending only those sections of the Statement identified in this amendment and only to the extent noted in each section. All other sections of the Statement remain unchanged.

Item 4:    Background.

        Item 4 is hereby amended and supplemented by the addition of the following new paragraph.

        On January 9, 2006, Allergan announced that it had extended the expiration date of the Offer until 5:00 p.m. Eastern Time on Tuesday, January 24, 2006, and amended the Schedule TO on January 10, 2006 to reflect such extension. Allergan also disclosed that approximately 26,081,810 Shares, or approximately 71% of Inamed's outstanding Shares, had been tendered pursuant to the Offer as of 4:00 p.m. Eastern Time on January 9, 2006.

Item 9:    Exhibits.

        Item 9 is hereby amended in its entirety and replaced with the following:

Exhibit No.	Description
(a)(1)(A)	Form of Letter of Election and Transmittal (filed as Exhibit (a)(1)(A) to the Schedule TO and incorporated herein by reference).
(a)(1)(B)	Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(1)(B) to the Schedule TO and incorporated herein by reference).
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (filed as Exhibit (a)(1)(C) to the Schedule TO and incorporated herein by reference).
(a)(1)(D)	Form of Letter to Clients (filed as Exhibit (a)(1)(D) to the Schedule TO and incorporated herein by reference).
(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(1)(E) to the Schedule TO and incorporated herein by reference).
(a)(2)(A)	Press Release issued by Inamed Corporation on December 6, 2005 (filed as Exhibit (a)(2)(B) to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005).
(a)(2)(B)	Press Release issued by Inamed Corporation on December 13, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 13, 2005).
(a)(2)(C)	Press Release issued by Inamed Corporation on December 15, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 15, 2005).
(a)(2)(D)	Joint Press Release issued by Allergan, Inc. and Inamed Corporation on December 20, 2005 (filed as Exhibit 99.1 to the Form 8-K filed on December 21, 2005).

1

(a)(4)	Prospectus regarding the offer and sale of the Allergan Common Stock to be issued in the Offer (filed as Exhibit (a)(4)(A) to the Schedule TO and incorporated herein by reference).
(a)(5)(A)	Opinion of JPMorgan, dated December 6, 2005 (filed as Annex A to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005 and incorporated herein by reference).
(a)(5)(B)	Opinion of JPMorgan, dated December 14, 2005 (filed as Annex B to Amendment No. 4 to Schedule 14D-9 filed on December 28, 2005 and incorporated herein by reference).
(a)(5)(C)	Proxy Statement with respect to Inamed Corporation's 2005 Annual Meeting of Stockholders, pages 12 through 19 (filed with the SEC on November 16, 2005 and incorporated herein by reference).
(a)(5)(D)
Agreement and Plan of Merger by and among Banner Acquisition Corp., Allergan, Inc. and Inamed Corporation (filed as Exhibit 2.2 to the Form 8-K filed on December 21, 2005 and incorporated herein by reference).
(a)(5)(E)	Irrevocable Offer Letter dated December 6, 2005 (filed as Exhibit (a)(5)(E) to Amendment No. 1 to Schedule 14D-9 filed on December 6, 2005 and incorporated herein by reference).
(a)(5)(F)
Merger Termination Agreement, dated as of December 13, 2005, by and among Medicis Pharmaceutical Corporation, Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis Pharmaceutical Corporation, and Inamed Corporation (filed as Exhibit 10.63 to the Form 8-K filed on December 13, 2005 and incorporated herein by reference).
(e)(1)	Mutual Non-Disclosure Agreement, dated as of November 16, 2005, between Inamed Corporation and Parent (filed as Exhibit (e)(1) to Schedule 14D-9 filed on December 5, 2005).
(e)(2)
Employment Agreement by and between Inamed Corporation and Robert Vaters, dated January 21, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2003).
(e)(3)
Amended and Restated Employment Agreement dated as of October 18, 2004 by and between Inamed Corporation and Nicholas L. Teti (incorporated herein by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on November 4, 2004).
(e)(4)
2005 First Amendment to Employment Agreement dated as of December 14, 2005 by and between Inamed Corporation and Nicholas L. Teti (incorporated hereby by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on December 20, 2005).
(e)(5)
Employment Agreement by and between Inamed Corporation and Joseph A. Newcomb, dated August 1, 2003 (incorporated herein by reference to Inamed Corporation's Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003).
(e)(6)
2005 First Amendment to Employment Agreement dated as of December 14, 2005 by and between Inamed Corporation and Joseph A. Newcomb (incorporated hereby by reference to Inamed Corporation's Current Report on Form 8-K filed with the SEC on December 20, 2005).
(e)(7)
Employment Agreement by and between Inamed Corporation and Hani Zeini, dated September 10, 2001 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).

2

(e)(8)
Change in Control Agreement by and between Inamed Corporation and Hani Zeini, dated April 18, 2002 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(9)
Employment Agreement by and between Inamed Corporation and Vicente Trelles, effective January 21, 2003 (incorporated herein by reference to Inamed Corporation's Amendment No. 1 to Annual Report on Form 10-K filed with the SEC on April 29, 2005).
(e)(10)	Information Statement of Inamed Corporation, dated January 13, 2005 (included as Annex C hereto).
(g)	Inapplicable.

3

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INAMED CORPORATION
/s/ JOSEPH A. NEWCOMB
	Name:	Joseph A. Newcomb
	Title:	Executive Vice President, General Counsel and Secretary
Date: January 12, 2006

4

Annex C

INAMED CORPORATION
5540 Ekwill Street, Suite D
Santa Barbara, California 93111

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about January 17, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Inamed Corporation, a Delaware corporation (the "Company", "Inamed", "we", or "us"). You are receiving this Information Statement in connection with the possible election or appointment of persons designated by Banner Acquisition Corp. ("Purchaser"), a Delaware corporation and wholly owned subsidiary of Allergan, Inc., a Delaware corporation ("Parent" or "Allergan"), to at least a majority of the seats on the Board of Directors of the Company (the "Board" or the "Board of Directors").

        The Statement relates to the offer by Purchaser to exchange for each outstanding share of Inamed common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the "Shares"), at the election of the holder of each such Share, either (i) $84.00 per Share, in cash without interest (the "Cash Consideration") or (ii) 0.8498 of a share of common stock, $0.01 par value per share, of Parent (together with the associated preferred stock rights, the "Parent Stock", and such per Share Parent Stock consideration, the "Parent Stock Consideration") plus cash in respect of fractional shares if any (such Offer consideration is hereinafter referred to as the "Offer Price"), upon the terms and subject to the conditions of the Allergan Merger Agreement (as defined below) and as described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Elections of the Company's stockholders are subject to the proration and election procedures described in the terms of the Offer so that 45% of the aggregate Shares tendered would be exchanged for the Cash Consideration and 55% of the Shares tendered would be exchanged for the Parent Stock Consideration.

        The Offer is being made pursuant to the Agreement and Plan of Merger by and among Inamed, Allergan and the Purchaser dated as of December 20, 2005 (the "Allergan Merger Agreement"). The Allergan Merger Agreement is filed as Exhibit (a)(5)(D) to the Statement. Purchaser commenced the Offer for all of the outstanding Shares for the Offer Price per Share, subject to a minimum tender of that number of Shares that would represent at least a majority of the fully diluted Shares and certain other conditions.

        Parent has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 dated November 21, 2005, as amended by Amendment Nos. 1, 2 and 3 to Form S-4 Registration Statement filed with the SEC on December 12, 2005, December 21, 2005, and December 22, 2005 respectively, relating to the offer and sale of the Parent Stock issuable in connection with the Offer and the subsequent merger contemplated by the Allergan Merger Agreement (as amended or supplemented from time to time, the "Registration Statement"). The terms and conditions of the Offer are set forth in a Tender Offer Statement on Schedule TO filed by the Parent with the SEC on November 21, 2005, as amended by Amendment Nos. 1, 2, 3 and 4 to Schedule TO filed with the SEC on December 12, 2005, December 19, 2005, December 21, 2005 and January 10,

2006 respectively (as amended or supplemented from time to time, the "Schedule TO"), and the prospectus, which is a part of the Registration Statement (the "Prospectus") and the related Letter of Election and Transmittal. The Letter of Election and Transmittal is filed as Exhibit (a)(1)(A) to the Statement and the Prospectus is filed as Exhibit (a)(4) to the Statement.

        Parent initially commenced the Offer on November 21, 2005, prior to execution of the Allergan Merger Agreement, and, on December 21, 2005, following execution of the Allergan Merger Agreement, amended the Offer to reflect the terms of the Allergan Merger Agreement. The Offer is scheduled to expire at 5:00 p.m., Eastern Time on Tuesday, January 24, 2006, unless extended in accordance with its terms.

        In addition, promptly following the consummation of the Offer, the Allergan Merger Agreement provides for the merger of the Purchaser with and into the Company, with the Company surviving the merger (the "Allergan Merger"), for purposes of acquiring all of the Shares not acquired in the Offer, and a second subsequent merger of the Company with and into a limited liability company subsidiary of Allergan.

        As described below, pursuant to the terms of the Allergan Merger Agreement, Allergan is entitled to designate persons to be appointed to the Board of Directors of the Company representing at least a majority of the members of such Board (such persons are referred to herein as "Purchaser Designees"). This Information Statement is being mailed to you in anticipation of such board appointments in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement.

        Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as identified herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Statement.

General Information Regarding the Company

        The Shares are the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of December 30, 2005 (the last trading day of 2005), there were 36,906,028 Shares issued and outstanding. According to the Prospectus, as of the date of the Prospectus, Parent beneficially owned 100 Shares, representing less than 1% of the Company's Shares, and these Shares were purchased on November 8, 2005 at a per share purchase price of $76.07. 26,081,810 Shares, or approximately 71% of Inamed's outstanding common stock, had been tendered pursuant to the Offer as of 4:00 p.m. Eastern Time on January 9, 2006.

Purchaser's Right to Designate Directors to the Company's Board of Directors

        The Allergan Merger Agreement provides that, promptly following the purchase by the Purchaser pursuant to the Offer of that number of Shares which, when aggregated with the Shares then owned by Parent and any of its affiliates, represents at least a majority of the Shares then outstanding on a fully diluted basis, Purchaser shall be entitled to designate, subject to compliance with Section 14(f) of the Exchange Act, such number of directors to be elected or appointed to the Board of Directors as will give Purchaser representation on the Board of Directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (a) the total number of directors on the Company's Board of Directors (giving effect to the directors elected as described in this sentence) multiplied by (b) the ratio of the number of Shares beneficially owned by Purchaser or its affiliates to the total number of Shares then outstanding. In connection with such request, the Company may either increase the size of the Company's Board of Directors or obtain the resignation of such number of its current directors as is necessary to enable Purchaser's designees to be elected or appointed to the Company's Board of Directors.

        After completion of the Offer and the election or appointment of the Purchaser's designees to the Company's Board of Directors, the Company and Allergan have agreed to use reasonable efforts to cause three directors who are currently members of the Company's Board of Directors to remain as directors at least until completion of the Allergan Merger.

        The following table sets forth certain information with respect to the individuals Purchaser may designate to serve on the Company's Board of Directors (each, a "Purchaser Designee"), including their respective ages as of the date hereof, current principal occupation or employment and five-year employment history. Each Purchaser Designee is a citizen of the United States.

Name	Age	Present principal occupation or employment; material positions held during past five years
David E.I. Pyott	52	Chairman of the Board, President and Chief Executive Officer, Allergan, Inc. Mr. Pyott became President and Chief Executive Officer of Allergan in January 1998 and in 2001 became the Chairman of the Board. Mr. Pyott is also a member of the Board of Directors of Avery-Dennison Corporation, Edwards Lifesciences Corporation, Pacific Mutual Holding Company, the ultimate parent company of Pacific Life, and Pacific LifeCorp, the parent stockholding company of Pacific Life. Mr. Pyott serves on the Board and the Executive Committee of the California Healthcare Institute, the Board of Directors of the Biotechnology Industry Organization (BIO) and the Directors' Board of the University of California (Irvine) Graduate School of Management. Mr. Pyott also serves as a member of the Board of the Pan-American Ophthalmological Foundation; the International Council of Ophthalmology Foundation, the Cosmetic Surgery Foundation and the Foundation of the American Academy of Ophthalmology Advisory Board of Directors.

Jeffrey L. Edwards	45
		Executive Vice President, Finance and Business Development, Chief Financial Officer, Allergan, Inc. Mr. Edwards became Executive Vice President, Finance and Business Development, Chief Financial Officer in August 2005. Mr. Edwards joined Allergan in 1993. Since March 2003, Mr. Edwards served as Corporate Vice President, Corporate Development and previously served as Senior Vice President Treasury, Tax, and Investor Relations. Prior to joining Allergan, Mr. Edwards was with Banque Paribas and Security Pacific National Bank, where he held various senior level positions in the credit and business development functions. Mr. Edwards completed the Advanced Management Program at the Harvard Business School and received a Bachelor of Arts degree in Sociology from Muhlenberg College.
F. Michael Ball	50
		Executive Vice President and President, Pharmaceuticals, Allergan, Inc. Mr. Ball has been Executive Vice President and President, Pharmaceuticals since October 2003. Prior to that, Mr. Ball was Corporate Vice President and President, North America Region and Global Eye Rx Business since May 1998. Mr. Ball serves on the Board of Directors of SimpleTech, Inc.
Douglas S. Ingram	43
		Executive Vice President, General Counsel and Secretary, Allergan, Inc. Mr. Ingram has been Executive Vice President, General Counsel and Secretary, as well as Allergan's Chief Ethics Officer, since October 2003 and currently manages the Global Legal Affairs organization, the Regulatory Affairs organization, Compliance and Internal Audit, Corporate Communications and Global Trade Compliance. Prior to that, Mr. Ingram served as Corporate Vice President, General Counsel and Secretary, as well as Allergan's Chief Ethics Officer, since July 2001. Prior thereto he was Senior Vice President and General Counsel of Allergan since January 2001, and its Assistant Secretary since November 1998. Mr. Ingram is a member of the Board of Directors of Volcom, Inc. and ECC Capital Corporation, the parent company of Encore Credit Corporation.
Scott M. Whitcup, M.D.	46
		Executive Vice President, Research & Development, Allergan, Inc. Dr. Whitcup has been Executive Vice President, Research and Development since July 2004. Dr. Whitcup joined Allergan in January 2000 as Vice President, Development, ophthalmology. In January 2004, Dr. Whitcup became Allergan's Senior Vice President, Development, Ophthalmology. Dr. Whitcup is a faculty member at the Jules Stein Eye Institute/ David Geffen School of Medicine at UCLA. Dr. Whitcup is a member of the Board of Directors of Avanir Pharmaceuticals.

Steven Pal	48
		Corporate Vice President, Global Strategic Marketing, Allergan, Inc. Mr. Pal joined Allergan in November 2000. Mr. Pal has marketing responsibility for the global Eye Care, Botox and Skin are businesses as well as new technologies for Allergan. Prior to this, Mr. Pal was Senior Vice President of Specialty Pharmaceuticals where he had sales and marketing responsibility for the Botox business in the U.S. as well as the Skin Care business on a global basis. Prior to joining Allergan, Mr. Pal held various positions at Warner-Lambert Company for over 19 years.
Roy J. Wilson	50
		Executive Vice President, Human Resources and Information Technology, Allergan, Inc. Mr. Wilson has been Executive Vice President, Human Resources and Information Technology since September 2005. Mr. Wilson joined Allergan in April 2004 as Executive Vice President Human Resources. Prior to joining Allergan, Mr. Wilson held positions with Texas Instruments, Schlumberger Ltd. and Pearle Vision, where he served as Senior Vice President and Chief Administrative Officer, Compaq Computer, as Vice President of Human Resources, and Senior Vice President of Human Resources and Administration at BMC Software.

        Parent and Purchaser have informed the Company that each of the Purchaser Designees listed above has consented to being named in this Statement and act as a director of the Company, if so designated. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. None of the Purchaser Designees is currently a director of, or holds any position with, the Company. Parent and Purchaser have advised the Company that, to their knowledge, none of the Purchaser Designees has a familial relationship with any director or executive officer of the Company or beneficially owns any securities (or any rights to acquire any such securities) of the Company. The Company has been advised by Parent and Purchaser that, to their knowledge, none of the Purchaser Designees has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, other than transactions between Parent, Purchaser and the Company that have been described in the Schedule TO or the Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information as to the shares of common stock of Inamed beneficially owned as of December 30, 2005, by (i) each person known by Inamed to be the beneficial owner of more than five percent of the outstanding common stock of Inamed, (ii) each person who is presently a director or a nominee for director of Inamed, (iii) each of the officers named in the Summary Compensation Table and (iv) all the directors and officers of Inamed as a group. Unless otherwise indicated in the table below, each person or entity named below has an address in care of the Company's principal executive offices.

Name and Address of Beneficial Owner	Number of Shares	Percent of Total(1)(2)
S.A.C. Capital Advisors, LLC(3)	3,492,742	9.5%
72 Cummings Point Road Stamford, CT 06902
American Century Companies, Inc.(4)	3,035,785	8.2%
4500 Main Street, 9th Floor Kansas City, MO 64111
D.E. Shaw & Co., L.P.(5)	2,447,837	6.6%
120 West 45th Street, Tower 45, 39th Floor New York, NY 10036
Morgan Stanley(6)	2,239,668	6.1%
1585 Broadway New York, NY 10036
Federated Investors, Inc.(7)	2,000,774	5.4%
Federated Investors Tower Pittsburgh, PA 15222-3779
Officers and Directors and Nominees	Beneficially Owned	Percent of Total(1)(2)
Nicholas L. Teti(8)	68,000	*
Joy A. Amundson(9)	15,000	*
Malcolm Currie, Ph.D.(10)	109,838	*
John C. Miles II(11)	15,000	*
Mitchell Rosenthal, M.D.(12)	17,501	*
Terry E. Vandewarker(13)	15,000	*
Declan Daly(14)	45,433	*
Joseph Newcomb(15)	26,650	*
Vicente Trelles(16)	33,775	*
Hani M. Zeini(17)	30,400	*
All officers and Directors as a group (10 persons)(18)	376,597	1.0%

*
Represents less than 1% of the total.

(1)
Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and executive officers has sole voting and/or investment power with respect to such shares.

(2)
The percentages are calculated on the basis of the number of outstanding shares of common stock as of December 30, 2005, which was 36,906,028.

(3)
Based solely upon the Schedule 13D filed jointly on December 8, 2005, by: (i) S.A.C. Capital Advisors, LLC ("SAC Capital Advisors") with respect to shares of Stock of the Company beneficially owned by S.A.C. Capital Associates, LLC ("SAC Capital Associates"), S.A.C. MultiQuant Fund, LLC ("SAC MultiQuant") and S.A.C. Meridian Fund, LLC ("SAC Meridian"); (ii) S.A.C. Capital Management, LLC ("SAC Capital Management") with respect to shares of Stock beneficially owned by SAC Capital Associates, SAC MultiQuant and SAC Meridian; (iii) SAC Capital Associates with respect to shares of Stock beneficially owned by it; (iv) SAC MultiQuant with respect to shares of Stock beneficially owned by it; (v) SAC Meridian with respect to shares of Stock beneficially owned by it; and (vi) Steven A. Cohen with respect to shares of Stock beneficially owned by SAC Capital Advisors, SAC Capital Management, SAC Capital Associates, SAC MultiQuant and SAC Meridian. SAC Capital Advisors has shared voting and dispositive powers with respect to 2,314,942 shares of common stock. SAC Capital Management has shared voting and dispositive powers with respect to 2,314,942 shares of common stock. SAC Capital Associates has shared voting and dispositive powers with respect to 2,300,178 shares of common stock. SAC MultiQuant has shared voting and dispositive powers with respect to 10,664 shares of common stock. SAC Meridian has shared voting and dispositive powers with respect to 4,100 shares of common stock. Steven A. Cohen has shared voting and dispositive powers with respect to 2,314,942 shares of common stock. SAC Capital Advisors, SAC Capital Management and Mr. Cohen own no shares of Stock directly. Pursuant to investment agreements, SAC Capital Advisors and SAC Capital Management share investment and voting power with respect to the securities held by SAC Capital Associates, SAC MultiQuant and SAC Meridian. Mr. Cohen controls SAC Capital Advisors and SAC Capital Management. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of (i) SAC Capital Advisors and SAC Capital Management may be deemed to own beneficially 2,314,942 shares of Stock (constituting approximately 6.4% of the shares outstanding) and, (ii) Mr. Cohen may be deemed to own beneficially 2,314,942 shares of stock (consisting approximately of 6.4% of the shares outstanding). Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

(4)
Based solely upon the Schedule 13G filed jointly on February 11, 2005, by American Century Companies, Inc. (ACC), American Century Investment Management, Inc. (ACIM), and American Century Mutual Funds, Inc. ACIM is a wholly-owned subsidiary of ACC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

(5)
Based solely upon the Schedule 13G filed jointly on October 3, 2005 by D.E. Shaw & Co., L.P., D.E. Shaw Valance Portfolios, L.L.C., and David E. Shaw. David E. Shaw does not own any shares directly. By virtue of David E. Shaw's position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the managing member and investment adviser of D. E. Shaw Investment Group, L.L.C. and D. E. Shaw Valence Portfolios, L.L.C., the general partner of D. E. Shaw Investments, L.P., and the managing member of D. E. Shaw Valance, L.L.C. and D. E. Shaw Investment Management, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,447,517 shares, and the shared power to dispose or direct the disposition of 2,447,837 shares, the 2,447,837 shares as described above constituting 6.7% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,447,837 shares.

(6)
Based solely upon the Schedule 13G filed on February 15, 2005 by Morgan Stanley. Morgan Stanley is a parent holding company. Accounts managed on a discretionary basis by Morgan Stanley are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of such securities. No such account holds more than 5 percent of the class. Morgan Stanley filed its 13G solely in its capacity as the parent company of, and indirect beneficial owner of securities held by, one of its business units.

(7)
Based solely upon the Schedule 13G filed jointly on February 14, 2005 by Federated Investors, Inc., Voting Shares Irrevocable Trust (the "Trust"), John F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue. Federated Investors, Inc. ("Federated") is the parent holding company of Federated Equity Management Company of Pennsylvania and Federated Global Investment Management Corp. (the "Investment Advisers"), which act as investment advisers to registered investment companies and separate accounts that own shares of common stock in Inamed (the "Reported Securities"). The Investment Advisers are wholly-owned subsidiaries of FII Holdings, Inc., which is a wholly-owned subsidiary of Federated. All of Federated's outstanding voting stock is held in the Trust for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees joined in filing this Schedule 13G because of the collective voting control that they exercise over Federated. In accordance with Rule 13d-4 under the Securities Act of 1934, as amended, Federated, the Trust, and each of the Trustees declared that their filing of a Schedule 13G should not be construed as an admission that they are the beneficial owners of the Reported Securities, and Federated, the Trust, and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities.

(8)
Includes an aggregate of 65,000 shares of restricted stock which may not be sold or otherwise transferred or pledged until their restrictions lapse or are terminated.

(9)
Includes an aggregate of 15,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

(10)
Includes an aggregate of 45,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

(11)
Includes an aggregate of 15,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

(12)
Includes an aggregate of 15,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

(13)
Includes an aggregate of 15,000 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

(14)
Includes an aggregate of 12,833 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005, and an aggregate of 32,600 shares of restricted stock which may not be sold or otherwise transferred or pledged until their restrictions lapse or are terminated.

(15)
Includes an aggregate of 26,650 shares of restricted stock which may not be sold or otherwise transferred or pledged until their restrictions lapse or are terminated.

(16)
Includes an aggregate of 30,400 shares of restricted stock which may not be sold or otherwise transferred or pledged until their restrictions lapse or are terminated.

(17)
Includes an aggregate of 30,400 shares of restricted stock which may not be sold or otherwise transferred or pledged until their restrictions lapse or are terminated.

(18)
Includes an aggregate of 117,833 shares of common stock issuable upon the exercise of options currently exercisable or exercisable within 60 days of December 30, 2005.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Directors

Name	Position	Age
Nicholas L. Teti	Chairman, President and Chief Executive Officer	53
Joy A. Amundson(2)(3)	Director	51
Malcolm R. Currie, Ph.D.(1)(3)	Director	78
John C. Miles II(1)	Director	63
Mitchell S. Rosenthal, M.D.(2)(3)	Director	70
Terry E. Vandewarker(1)	Director	54

(1)
Member of Audit Committee.

(2)
Member of Compensation Committee.

(3)
Member of Nominating Committee.

Nicholas L. Teti	Director since 2001

Mr. Teti has served as President, Chief Executive Officer and a director of Inamed since August 1, 2001. He was elected Chairman of the Board of Directors on July 23, 2002. He has over 25 years of management, operations and marketing experience in the pharmaceuticals industry. From January 1997 until December 2000, Mr. Teti was President, Chief Executive Officer and Chief Operating Officer of DuPont Pharmaceuticals Company, a company with $1.6 billion in sales in 1999. He spent 25 years at DuPont and DuPont Merck, which included a number of senior management positions. Several of these assignments were in leadership roles of DuPont's global pharmaceuticals business units. From January 2001 until July 2001, he was President and Director of Yamanouchi USA, Inc., a division of Yamanouchi Pharmaceuticals Co., where he was responsible for establishing its U.S. business. Mr. Teti holds an M.B.A. in Health Care Administration and a B.A. in Economics from St. Joseph's University.
Joy A. Amundson	Director since 2003

Ms. Amundson has served as a director of Inamed since July 11, 2003. Since August 2004 she has served as Corporate Vice President of Baxter International Inc. and President of its BioScience business, a global market leader in recombinant and plasma-based specialty therapeutics and treatments. Ms. Amundson also is currently a principal in Amundson Partners, Inc., a healthcare consulting practice. From 1995 to October 2001, she was a Senior Vice President of Abbott Laboratories, a diversified health care products and services company, where she was involved with the company's financial planning and capital authorizations, strategic and long-range planning and investment strategies. Prior to that position, she held a number of management positions after joining Abbott Laboratories in 1982. Prior to Abbott, she was a brand manager at Procter and Gamble. Ms. Amundson is a director of Advocate Lutheran General Hospital. She has a Bachelor of Arts degree in Journalism and Advertising from the University of Wisconsin-Madison and a Master's degree in Management from Northwestern University, Kellogg School of Business.
Malcolm R. Currie, Ph.D	Director since 1999

Dr. Currie has served as a director of Inamed since June 3, 1999. He has served as the President and CEO of Currie Technologies Incorporated, an electric transportation company, since 1997. Dr. Currie has been the Chairman Emeritus of Hughes Aircraft Company since his retirement in 1992 as Chairman and CEO. He has had an extensive career in high technology research, engineering and management. Dr. Currie currently serves on the Boards of Directors of the following publicly traded companies: LSI Logic Corporation, Enova Systems Inc., Regal One Corp. and Innovative Micro Technologies, Inc. He is also a member and past chairman of the Board of Trustees of the University of Southern California. Dr. Currie has previously served as President and CEO of Delco Electronics Corporation, Chairman and CEO of GM Hughes Electronics Corporation and Undersecretary of Defense for Research and Engineering. Dr. Currie holds a Bachelor of Arts degree in Physics and a Ph.D. in Engineering Physics from the University of California at Berkeley.

John C. Miles II	Director since 2003

Mr. Miles has served as a director of Inamed since September 25, 2003. Mr. Miles is currently a director of Dentsply International Inc., where he was the Chairman of the Board from May 1998 until May 2005. Dentsply is a NASDAQ 100 Company with annual sales in excess of $1.5 billion that designs, develops, manufactures and markets a broad range of products for the dental market worldwide. From January 1996 to December 2003, Mr. Miles also served as Dentsply's Chief Executive Officer. Mr. Miles was President of Dentsply from September 1989 to January 1996. Prior to September 1989, Mr. Miles held several international senior management positions with increasing responsibilities with Dentsply. Prior to joining Dentsply in 1985, Mr. Miles held management positions with Rhone Poulenc, Inc., FDI, Inc., Pfizer, Inc., and Johnson & Johnson. In addition to Dentsply, Mr. Miles serves as a director of Respironics, Inc. He received his undergraduate degree in engineering from Lehigh University and his M.B.A. from New York University.
Mitchell S. Rosenthal, M.D.	Director since 1999

Dr. Rosenthal has served as a director of Inamed since June 3, 1999. He is a psychiatrist and since 1970 has served as the President of Phoenix House Foundation, which he founded. Phoenix House is the nation's largest non-profit substance abuse services system, with nearly 80 programs in eight states: New York, California, Texas, Florida, Massachusetts, New Hampshire, Rhode Island and Vermont. Dr. Rosenthal has been a White House advisor on drug policy, a special consultant to the Office of National Drug Control Policy and chaired the New York State Advisory Council on Alcoholism and Substance Abuse Services from 1985 to 1997. He is a lecturer in psychiatry at Columbia University College of Physicians and Surgeons, a former president of the American Association of Psychoanalytic Physicians, and a member of the Council on Foreign Relations. He is a graduate of Lafayette College and earned his M.D. from the Downstate Medical Center of State University of New York.
Terry E. Vandewarker	Director since 2003

Mr. Vandewarker has served as a director of Inamed since July 11, 2003. He is currently a partner with a privately held family business. From July 1997 through July 2002, he held a number of senior operations and financial management positions at Encad, Inc., a publicly traded NASDAQ company until its acquisition by Eastman Kodak in 2002. Mr. Vandewarker was President and Chief Executive Officer of Encad from July 2000 through January 2002 and continued as President until July 2002. Prior to that, Mr. Vandewarker was Encad's Vice President of Operations and Director of Finance. Prior to joining Encad, he received extensive experience in senior accounting and finance positions, including Vice President and Chief Financial Officer for NexCycle, Inc. from 1995 through 1997 and Vice President and Chief Financial Officer for OCTUS, Inc. from 1993 through 1995. Prior to that he worked for a multi-national investment company, an entertainment company and for Price Waterhouse. He has served as a director for a number of public and private companies in various industries. Mr. Vandewarker is a Certified Public Accountant and holds a Bachelor of Science in Psychology from the University of California at Riverside and an M.B.A. in Accounting and Finance from the University of California at Los Angeles.

Our Board has determined that, except for Mr. Teti, all of the members of the Board are "independent" as defined by the National Association of Securities Dealers, Inc. ("NASD"). Mr. Teti is not independent as he is employed by Inamed.

Executive Officers

Name	Age	Position
Nicholas L. Teti	53	President, Chief Executive Officer and Chairman of the Board
Declan Daly	43	Executive Vice President and Chief Financial Officer
Joseph A. Newcomb	55	Executive Vice President, Secretary and General Counsel
Vicente Trelles	50	Executive Vice President and Chief Operations Officer
Robert S. Vaters	45	Executive Vice President, Strategy and Corporate Development
Patricia S. Walker, M.+D., Ph.D.	46	Executive Vice President, Clinical and Regulatory Affairs and Chief Scientific Officer
Hani M. Zeini	41	Executive Vice President, The Americas and Asia Pacific, Inamed Aesthetics

        For information regarding Mr. Teti, see the description following the table identifying the Company's directors.

        Declan Daly was appointed Executive Vice President and Chief Financial Officer in November 2004 after being promoted to Senior Vice President in September 2002 and serving as the Corporate Controller and Principal Accounting Officer since March 2002. He was previously Vice President of Finance & Administration for Inamed International Corp. from 1998 to 2002. From 1996 to 1998, Mr. Daly was a Senior Manager with BDO Simpson Xavier, Chartered Accountants or BDO, in Dublin. Prior to joining BDO, he worked with PricewaterhouseCoopers in Dublin and London. Mr. Daly holds a B.A. in Management Science and Industrial Systems Studies from Trinity College, Dublin and he is also a Fellow of the Institute of Chartered Accountants in Ireland.

        Joseph A. Newcomb has served as Senior Vice President, General Counsel and Secretary of Inamed since August 6, 2002 and was promoted to Executive Vice President in September 2003. From August 1997 until July 2002, Mr. Newcomb provided legal, tax and financial services to early stage and start-up companies. From May 1989 until July 1997, he was Vice President and General Counsel for the U.S. affiliate and portfolio companies of Brierley Investments Limited, an international holding company, where he was an active participant in the origination of investments and the management and operations of the portfolio companies. Mr. Newcomb received a B.B.A. from the University of Notre Dame, a J.D. from the University of Connecticut and an LL.M. from Georgetown University Law Center. Mr. Newcomb is a Certified Public Accountant and a member of the Colorado, Connecticut, Massachusetts and District of Columbia bars.

        Vicente Trelles has served as Executive Vice President and Chief Operations Officer of Inamed since August 1, 2001. Mr. Trelles was previously Chief Operating Officer of Inamed's McGhan Medical Division from October 1999 to July 2001. From June 1991 to September 1999, he held positions of increasing responsibility with Allergan Inc., including Vice President of Surgical Operations, January 1996 to September 1999, Vice President of Europe Operations, April 1993 to December 1995, and Vice President Manufacturing Contact Lenses, July 1991 to March 1993. Prior to Allergan, Mr. Trelles worked for American Hospital Supply and Baxter Healthcare in different capacities, including General Manager of Baxter Healthcare V. Mueller Division in Puerto Rico. Mr. Trelles holds a B.S. in Industrial Engineering from the University of Mayaguez, Puerto Rico.

        Robert S. Vaters was appointed Executive Vice President, Strategy and Corporate Development in November 2004 after serving as Inamed's Chief Financial Officer since August 20, 2002. From September 2001 to August 2002, Mr. Vaters worked on a variety of private merchant banking transactions. He was Executive Vice President and Chief Operating Officer at Arbinet Holdings, Inc., a telecom capacity exchange from January 2001 to July 2001. He served as Chief Financial Officer at Arbinet from January 2000 to December 2000. Prior to that he was at Premiere Technologies from July 1996 through January 2000, where he held a number of senior management positions, including Executive Vice President and Chief Financial Officer, Managing Director of the Asia Pacific business based in Sydney, Australia and Chief Financial Officer of Xpedite Systems Inc., formerly an independent public company that was purchased by Premiere. Additional experience includes Senior Vice President, Treasurer of Young and Rubicam Inc., a global communications firm with operations in 64 countries. Mr. Vaters was also an independent board member and chairman of the audit committee of Rockford Industries, a company providing healthcare equipment financing.

        Patricia Walker, M.D., Ph.D. has served as Executive Vice President, Clinical and Regulatory Affairs and Chief Scientific Officer since September 2004. From July 1997 to September 2004, Dr. Walker held positions of increasing responsibility at Allergan Inc., including Vice President, Clinical Research and Development, Skin Care Pharmaceuticals, January 2001 to September 2004, Head, Oral Retinoid Clinical Development and Senior Medical Director, Skin and Oncology Therapeutics Area, October 1999 to December 2000, Senior Medical Director, Skin Therapeutic Area, December 1998 to October 1999, and Medical Director, Skin Therapeutic Area, July 1997 to November 1998. Prior to joining Allergan, Dr. Walker was a commissioned officer in the U.S. Public Health Service where she was assigned to the National Institute of Health, National Cancer Institute, Dermatology Branch. Dr. Walker received a B.S. in general science from the University of Iowa, and received her M.D. and Ph.D. in physiology and biophysics from the University of Iowa College of Medicine.

        Hani M. Zeini is currently Executive Vice President, The Americas and Asia Pacific, Inamed Aesthetics. He previously served as Executive Vice President, North America, Inamed Aesthetics from October 1, 2001 through July 31, 2003. Prior to joining Inamed, from 1988 to 2000, he held various sales, marketing and management positions of increasing responsibilities at The DuPont Pharmaceuticals Company's generics and branded pharmaceuticals divisions, including Senior Director, Marketing and Strategic Planning from September 1996 to May 1997, Vice President Worldwide Operations and Planning from May 1997 to May 1998, Vice President, Integrated Health Care from May 1998 to June 1999 and Senior Vice President, Global Health Systems from June 1999 to April 2000. Mr. Zeini also has held the positions of President and Chief Executive Officer of PharmasMarket.com, an internet-based healthcare marketplace from June 2000 to April 2001 and Chief Operating Officer for Acurian, Inc., a development stage clinical trials company until September 2001. He holds a degree in Electrical and Computer Engineering from the University of Miami in Florida, and in 2003 graduated from the Stanford Executive Program at Stanford University—Graduate School of Business.

        There are no family relationships between any directors or executive officers.

INFORMATION REGARDING THE COMPANY'S BOARD OF DIRECTORS

Meetings of the Board of Directors

        During the fiscal year ended December 31, 2005, the Board held twenty-nine (29) meetings and acted by unanimous written consent two (2) times. During the last fiscal year, no director attended fewer than 75% of the total number of meetings of the Board and all of the committees of the Board on which such director served during that period.

Committees of the Board of Directors

        Currently, all of our directors hold office until the next annual meeting of our stockholders and until their successors have been duly elected and qualified. Our board of directors has established three standing committees: an audit committee; a compensation committee; and a nominating committee.

        Audit Committee.    The Audit Committee met five (5) times in 2005. The Audit Committee has oversight responsibilities with respect to the Company's annual audit and quarterly reviews, the Company's system of internal controls and the Company's audit, accounting and financial reporting processes. The Audit Committee selects the Company's independent auditors and meets with the independent auditors regularly in fulfilling the above responsibilities. All members of the Audit Committee are independent as defined by the NASD and meet the applicable NASD requirements for financial literacy and financial expertise. Dr. Currie has served as Chair and Mr. Vandewarker has served as a member since January 2004. Mr. Miles has served as a member of the Audit Committee since August 2005. James E. Bolin (a former director who resigned from the Board in July 2005) served as a member from January 2004 to July 2005. The Board has determined that Mr. Vandewarker is an audit committee financial expert, as defined by the rules of the SEC.

        Compensation Committee.    The Compensation Committee recommends to the Board all aspects of compensation arrangements for the executive officers of the Company and approves compensation recommendations for certain of the Company's other senior employees. The Compensation Committee also administers the Company's stock option and stock purchase plans and the Company's senior management bonus plan. The Compensation Committee met three (3) times in 2005. James E. Bolin (a former director who resigned from the Board in July 2005) served as Chair from January 2004 until July 2005. Mr. Miles served as a member of the Compensation Committee from January 2005 until August 2005. Ms. Amundson is currently the Chair of the Compensation Committee. Ms. Amundson and Dr. Rosenthal have served as members of the Compensation Committee since January 2004. All members of the Compensation Committee are independent as defined by the NASD.

        Nominating Committee.    The Nominating Committee identifies prospective board candidates, recommends nominees for election to our Board, and develops and recommends board member selection criteria. The Nominating Committee acted informally during 2005. Since the beginning of fiscal year 2004, Dr. Rosenthal has served as the Chair and Dr. Currie and Ms. Amundson have served as members of the Nominating Committee. Each of the members of the Nominating Committee is independent as defined by the NASD. There is no written charter for the Nominating Committee; however, the Board has adopted the Director Nominations Policy as described below.

Director Nominations

        The Nominating Committee evaluates and recommends to the Board director nominees for each election of directors.

        In fulfilling its responsibilities, the Nominating Committee considers the following factors:

  •
  the appropriate size of the Company's Board and its committees;

  •
  the needs of the Company with respect to the particular talents and experience of its directors;

  •
  the knowledge, skills and experience of nominees, including experience in medical devices, business, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

  •
  experience with accounting rules and practices;

  •
  applicable regulatory and securities exchange/association requirements;

  •
  appreciation of the relationship of the Company's business to the changing needs of society; and

  •
  a balance between the benefit of continuity and the desire for a fresh perspective provided by new members.

        The Nominating Committee's goal is to assemble a Board that brings to the Company a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Nominating Committee also considers candidates with appropriate non-business backgrounds.

        Other than the foregoing, there are no stated minimum criteria for director nominees. However, the Nominating Committee may also consider such other factors as it may deem are in the best interests of the Company and its stockholders. The Nominating Committee does, however, recognize that under applicable regulatory requirements at least one member of the Board must, and believes that it is preferable that more than one member of the Board should, meet the criteria for an "audit committee financial expert" as defined by SEC rules, and that at least a majority of the members of the Board must meet the definition of an "independent director" under Nasdaq rules or the listing standards of any other applicable self regulatory organization. The Nominating Committee also believes it appropriate for certain key members of the Company's management to participate as members of the Board.

        The Nominating Committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company's business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board up for re-election at an upcoming annual meeting of stockholders does not wish to continue in service, the Nominating Committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the Nominating Committee and Board will be polled for suggestions as to individuals meeting the criteria of the Nominating Committee. Research may also be performed to identify qualified individuals. If the Nominating Committee believes that the Board requires additional candidates for nomination, the Nominating Committee may explore alternative sources for identifying additional candidates. This may include engaging, as appropriate, a third party search firm to assist in identifying qualified candidates.

        The Nominating Committee will evaluate any recommendation for director nominee proposed by a stockholder who (i) has continuously held at least 1% of the outstanding shares of the Company's common stock entitled to vote at the annual meeting of stockholders for at least one year by the date the stockholder makes the recommendation and (ii) undertakes to continue to hold the common stock through the date of the meeting. In order to be evaluated in connection with the Company's established procedures for evaluating potential director nominees, any recommendation for director nominee submitted by a qualifying stockholder must be received by the Company no later than 120 days prior to the anniversary of the date proxy statements were mailed to stockholders in connection with the prior year's annual meeting of stockholders. Any stockholder recommendation for director nominee must be submitted to the Company's Chairman of the Nominating Committee in

writing at 5540 Ekwill Street, Suite D, Santa Barbara, California 93111 and must contain the following information:

  •
  a statement by the stockholder that he/she is the holder of at least 1% of the Company's common stock and that the stock has been held for at least a year prior to the date of the submission and that the stockholder will continue to hold the shares through the date of the annual meeting of stockholders;

  •
  the candidate's name, age, contact information and current principal occupation or employment;

  •
  a description of the candidate's qualifications and business experience during, at a minimum, the last five years, including his/her principal occupation and employment and the name and principal business of any corporation or other organization in which the candidate was employed;

  •
  the candidate's resume; and

  •
  at least three (3) references for the candidate.

        The Nominating Committee will evaluate recommendations for director nominees submitted by directors, management or qualifying stockholders in the same manner, using the criteria stated above.

        All directors and director nominees will submit a completed form of directors' and officers' questionnaire as part of the nominating process. The process may also include interviews and additional background and reference checks for non-incumbent nominees, at the discretion of the Nominating Committee.

Communications with Directors

        The Company believes that it is good corporate practice to ensure that the views of the Company's stockholders are communicated to the Company and that appropriate responses are provided to the stockholders. The Company maintains an Investor Relations department and stockholders are encouraged to speak with the Investor Relations personnel. Stockholders can communicate with the Investor Relations department by calling (805) 683-6761.

        Stockholders may also communicate appropriately with any and all Company directors by sending written correspondence addressed as follows:

    Chairman of the Board
    or Board of Directors
    or [individual director]
    c/o Corporate Secretary
    Inamed Corporation
    5540 Ekwill Street, Suite D
    Santa Barbara, California 93111

        The Corporate Secretary shall maintain a log of all correspondence so received and will deliver as soon as practicable such correspondence to the identified director addressee(s). The correspondence will not, however, be delivered if there are safety, security, appropriateness or other concerns that mitigate against delivery of the correspondence, as determined by the Corporate Secretary in consultation with legal counsel. The Board or individual directors so addressed shall be advised of any correspondence withheld. The Board or individual director, as applicable, will generate an appropriate response to all validly received stockholder correspondence and will direct the Corporate Secretary to send the response to the particular stockholder.

Director Attendance at Annual Meetings

        The Company believes that the annual meeting of stockholders is a good opportunity for the stockholders to meet and, if appropriate, ask questions of the Board. It is also a good opportunity for the members of the Board to hear any feedback the stockholders may share with the Company at the meeting. All directors are encouraged to attend the Company's annual meeting of stockholders. The Company will reimburse all reasonable out-of-pocket traveling expenses incurred by the directors in attending the annual meeting. Two of the Company's directors attended last year's annual meeting of stockholders.

Directors' Compensation

        Directors who are not employees of the Company receive an annual fee of $35,000 and a fee of $1,000 for each Board meeting attended, and are reimbursed for their expenses. In addition, upon their initial election, directors receive an option to purchase 7,500 shares of common stock, and thereafter receive an option to purchase 7,500 shares of common stock on each subsequent anniversary of their election to the Board of Directors for so long as they remain directors. Directors who are employees of the Company are not entitled to any compensation for their service as a director. Pursuant to a plan adopted in 1999, directors may elect to receive their compensation in common stock in lieu of cash. No directors elected this option in 2005.

        Parent and Purchaser have informed the Company that each of the Purchaser Designees will waive any compensation for serving as a member of the Board of Directors.

EXECUTIVE COMPENSATION AND OTHER MATTERS
Summary Compensation Table

        The following table sets forth, for the fiscal years ended December 31, 2005, 2004 and 2003, all compensation awarded to, paid to, or earned for services rendered in all capacities by the Chief Executive Officer and each of the other top four executive officers whose salary and bonus exceeded $100,000 in 2005, 2004 and 2003. These five officers are referred to as the "named executive officers." Unless otherwise noted, the compensation table excludes other compensation in the form of perquisites and other personal benefits that constitute the lesser of $50,000 or 10% of the total annual salary and bonus earned by each of the named executive officers in 2005, 2004 and 2003.

	Annual Compensation						Long-Term Compensation
Name and Principal Positions	Year	Salary $	Bonus $		Other Annual Compensation $		Stock Options Granted (In Shares) (#)	Restricted Stock Grants (In Shares) (#)		All Other Compensation ($)(1)
Nicholas L. Teti(2) Chairman, President, and Chief Executive Officer	2005 2003 2003	540,805 536,159 452,698	* 625,100 625,100	(3) (3)	22,720 — 9,350	(4) (4)	— — —	20,000 — 45,000	(5) (6)	23,452 40,904 7,559
Declan Daly(7) Executive Vice President and Chief Financial Officer	2005 2004 2003	301,600 246,095 217,724	* 182,700 166,000		— — —		10,000 — —	17,600 — 15,000	(8) (9)	99,298 101,020 71,426	(10) (11) (12)
Joseph A. Newcomb(13) Executive Vice President, Secretary	2005 2004 2003	327,600 321,692 278,615	* 219,467 255,000	(14) (14)	— — —		— — —	7,900 — 18,750	(15) (16)	23,527 15,966 6,018
Vicente Trelles(17) Executive Vice President and Chief Operations Officer	2005 2004 2003	320,000 309,897 296,345	* 251,629 290,000	(18) (18)	— — —		— — —	7,900 — 22,500	(19) (20)	24,320 20,309 5,594
Hani Zeini(21) Executive Vice President, The Americas and Asia Pacific Inamed Aesthetics	2005 2004 2003	343,980 337,777 296,068	* 254,562 315,000	(22) (22)	— — —		— — —	7,900 — 22,500	(23) (24)	1,500 505 477

*
The amount of bonus earned in 2005 is not calculable as of the date of this Information Statement.

(1)
Amounts shown, unless otherwise noted, reflect employer contributions to group term life insurance premium and matching contributions made by Inamed under its 401(k) plan, and certain club dues.

(2)
Mr. Teti joined Inamed as President and Chief Executive Officer beginning August 1, 2001, and was elected Chairman of the Board on July 23, 2002.

(3)
Included in 2004 and 2003, respectively, is $53,970 and $156,100 of a deferred 2003 bonus payable 50% at March 1, 2005 and 50% at March 1, 2006, in each instance as adjusted proportionately for any increase or decrease in the price of Inamed's common stock as measured from February 20, 2004 to February 20, 2005 and 2006 respectively. The closing prices of Inamed's common stock on February 20, 2005 and 2004 were $70.45 and $46.97, respectively.

(4)
Amounts shown consist of an automobile allowance.

(5)
The total value of this award on the date of grant was $1,364,200, which is based on $68.21 per share, the last reported sales price of Inamed's common stock on March 23, 2005 as reported on the NASDAQ National Market.

(6)
The total value of this award on the date of grant was $2,198,250, which is based on $48.85 per share, the last reported sales price of Inamed's common stock on December 15, 2003 as reported on the NASDAQ National Market.

(7)
Mr. Daly joined Inamed in 1998 as Vice President of Finance and Administration for Inamed International Corp. He was appointed Executive Vice President and Chief Financial Officer of Inamed in November 2004 after being promoted to Senior Vice President in September 2002 and serving as the Corporate Controller and Principal Accounting Officer since March 2002.

(8)
Consists of (i) 10,000 shares granted on January 1, 2005 (the total value of this award on the date of grant was $632,500, which is based on $63.25 per share, the last reported sales price of Inamed's common stock on January 1, 2005 as reported on the NASDAQ National Market) and (ii) 7,600 shares granted on March 23, 2005 (the total value of this award on the date of grant was $518,396, which is based on $68.21 per share, the last reported sales price of Inamed's common stock on March 23, 2005 as reported on the NASDAQ National Market).

(9)
The total value of this award on the date of grant was $732,750, which is based on $48.85 per share, the last reported sales price of Inamed's common stock on December 15, 2003 as reported on the NASDAQ National Market.

(10)
Consists of a $960 contribution to group term life insurance premium, $540 life benefit imputed income, a $33,000 tax equalization payment, an expatriate allowance of $18,750 and a pension contribution of $46,048.

(11)
Consists of a $34,996 tax equalization payment, an expatriate allowance of $19,471, a pension contribution of $45,992 and a $561 contribution to group term life insurance premium.

(12)
Consists of a $29,567 expatriate allowance and a pension contribution of $41,859.

(13)
Mr. Newcomb joined Inamed as Senior Vice President, General Counsel and Secretary beginning August 6, 2002 and was promoted to Executive Vice President in September 2003.

(14)
Included in 2004 and 2003, respectively, is $18,717 and $54,000 of a deferred 2003 bonus payable 50% at March 1, 2005 and 50% at March 1, 2006, in each instance as adjusted proportionately for any increase or decrease in the price of Inamed's common stock as measured from February 20, 2004 to February 20, 2005 and 2006 respectively. The closing prices of Inamed's common stock on February 20, 2005 and 2004 were $70.45 and $46.97, respectively.

(15)
The total value of this award on the date of grant was $538,859, which is based on $68.21 per share, the last reported sales price of Inamed's common stock on March 23, 2005 as reported on the NASDAQ National Market.

(16)
The total value of this award on the date of grant was $915,937.50, which is based on $48.85 per share, the last reported sales price of Inamed's common stock on December 15, 2003 as reported on the NASDAQ National Market.

(17)
Mr. Trelles joined Inamed as Chief Operating Officer of its McGhan Medical Division beginning in October 1999, and has served as Inamed's Executive Vice President and Chief Operating Officer since August, 1, 2001.

(18)
Included in 2004 and 2003, respectively, is $33,574 and $95,700 of a deferred 2003 bonus payable 50% at March 1, 2005 and 50% at March 1, 2006, in each instance as adjusted proportionately for any increase or decrease in the price of Inamed's common stock as measured from February 20, 2004 to February 20, 2005 and 2006 respectively. The closing prices of Inamed's common stock on February 20, 2005 and 2004 were $70.45 and $46.97, respectively.

(19)
The total value of this award on the date of grant was $538,859, which is based on $68.21 per share, the last reported sales price of Inamed's common stock on March 23, 2005 as reported on the NASDAQ National Market.

(20)
The total value of this award on the date of grant was $1,099,125, which is based on $48.85 per share, the last reported sales price of Inamed's common stock on December 15, 2003 as reported on the NASDAQ National Market.

(21)
Mr. Zeini joined Inamed as Executive Vice President, North America, Inamed Aesthetics beginning October 1, 2001, and was appointed Executive Vice President, The Americas & Asia Pacific, Inamed Aesthetics beginning July 31, 2003.

(22)
Included in 2004 and 2003, respectively, is $36,097 and $103,950 of a deferred 2003 bonus payable 50% at March 1, 2005 and 50% at March 1, 2006, in each instance as adjusted proportionately for any increase or decrease in the price of Inamed's common stock as measured from February 20, 2004 to February 20, 2005 and 2006 respectively. The closing prices of Inamed's common stock on February 20, 2005 and 2004 were $70.45 and $46.97, respectively.

(23)
The total value of this award on the date of grant was $538,859, which is based on $68.21 per share, the last reported sales price of Inamed's common stock on March 23, 2005 as reported on the NASDAQ National Market.

(24)
The total value of this award on the date of grant was $1,099,125, which is based on $48.85 per share, the last reported sales price of Inamed's common stock on December 15, 2003 as reported on the NASDAQ National Market.

Option Grants in Last Fiscal Year

        There were no stock option grants made to any of the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2005.

Restricted Stock Grants

        The following table sets forth certain information regarding grants of restricted stock made to each of the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2005.

	Individual Grants
Name	Number of Securities (#)	% of Total Restricted Stock Granted to Employees in Fiscal Year	Exercise Price(1) ($/Sh)	Expiration Date(1)
Nicholas L. Teti	20,000	17.9%	n/a	n/a
Declan Daly	17,600	15.8%	n/a	n/a
Joseph A. Newcomb	7,900	7.1%	n/a	n/a
Vicente Trelles	7,900	7.1%	n/a	n/a
Hani M. Zeini	7,900	7.1%	n/a	n/a

(1)
These securities consist of restricted stock and therefore there is no exercise price or expiration date.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth certain information concerning exercises of stock options by the executive officers named in the Summary Compensation Table in fiscal year 2005 and unexercised stock options held by the executive officers named in the Summary Compensation Table as of December 31, 2005. Also reported are values for options that represent the positive spread between the respective exercise prices of outstanding stock options and the fair market value of the Company's common stock as of December 31, 2005.

			Number of Securities Underlying Unexercised Options at 2005 Fiscal Year-End(#)		Value of Unexercised In-The-Money Options at 2005 Fiscal Year-End($)(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Nicholas L. Teti	50,001	$2,914,651.90	—	—	$—	$—
Declan Daly	9,500	554,230.00	—	10,000	—	876,800
Joseph A. Newcomb	60,000	3,812,400.00	—	—	—	—
Vicente Trelles	46,500	2,664,954.00	—	—	—	—
Hani M. Zeini	—	—	—	—	—	—

(1)
On December 30, 2005 (the last trading day of 2005), the last reported sales price of the Company's common stock as reported on the NASDAQ National Market was $87.68.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

        In October 2004, the Company entered into an Amended and Restated Employment Agreement with Mr. Teti, the Company's current Chief Executive Officer and Chairman of the Board. Under this agreement and amendments thereto adopted in 2005, Mr. Teti receives a base salary at the annualized rate of $500,000, and he is eligible to receive an annual bonus which is targeted to be 70% of his base salary based on the performance of Mr. Teti and of the Company. Mr. Teti is also eligible to participate in our 2003 Performance Based Stock Option/Restricted Stock Plan and other standard benefit plans. Mr. Teti's employment agreement also provides that upon termination of Mr. Teti's employment by the Company without "cause" (as defined in the agreement), Mr. Teti will be entitled to severance compensation equal to payment of his base salary in effect during the post-employment period (as defined in the agreement). Additionally, Mr. Teti's employment agreement also provides that upon a "change in control" (as defined in the agreement), Mr. Teti will be entitled to (i) payment of an amount equal to three times his base salary at the time the change in control is consummated and (ii) payment of any annual bonus awarded but not yet paid. If Mr. Teti's employment is terminated without cause by the Company, or by Mr. Teti for "good reason" (as defined in the agreement), within 12 months following the consummation of a change in control, Mr. Teti is entitled to receive: (i) pro-rated payment of his base salary through the date of his termination, (ii) reimbursement of expenses incurred but not paid prior to his termination, and (iii) continued participation in medical, dental and life insurance plans until the earlier of 24 months or until Mr. Teti becomes eligible for equivalent benefits elsewhere. Mr. Teti agreed not to compete with us for two years following any future termination of his employment.

        In October 1998, the Company entered into an employment agreement with Declan Daly, its Executive Vice President and Chief Financial Officer, which was amended in November 1999. Under this agreement, in the event that Mr. Daly's employment is involuntarily terminated for any reason, including as a result of a merger or acquisition of the Company, he will be entitled to payment of an amount equal to eighteen months of his gross remuneration (i.e. base salary and all perquisites) at the rate applicable at the date of termination. Mr. Daly's agreement does not provide for any such payments upon Mr. Daly's voluntary termination of his employment, for good reason or otherwise provided, however, that upon Mr. Daly's completion of his assignment in the United States, he is entitled to a similar position with Inamed in Ireland. If no such position exists at that time he is entitled to payment of the amounts described in the preceding sentence.

        In August 2003, the Company entered into an employment agreement with Joseph A. Newcomb in connection with his employment as Senior Vice President and General Counsel. Under this agreement and amendments thereto adopted in 2005, Mr. Newcomb will receive (i) a base salary of $275,000, (ii) a bonus up to 50 percent of his salary in the Management Incentive Plan and (iii) an initial grant of options to purchase 150,000 shares of the Company's common stock. Mr. Newcomb's employment agreement also provides that upon a "change in control" (as defined in the agreement), Mr. Newcomb will be entitled to (i) payment of an amount equal to two times his base salary at the time the change in control and (ii) payment of any annual bonus awarded but not yet paid. If Mr. Newcomb's employment is terminated without cause by the Company, or by Mr. Newcomb for "good reason" (as defined in the agreement), within 12 months following consummation of a change in control, Mr. Newcomb will be entitled to receive: (i) pro-rated payment of his base salary through the date of his termination, (ii) reimbursement of expenses incurred but not paid prior to his termination, and (iii) continued participation in medical, dental and life insurance plans for the earlier of 18 months or until Mr. Newcomb is eligible for equivalent benefits elsewhere.

        Effective January 2003, the Company entered into an employment agreement with Vicente Trelles in connection with his employment as Executive Vice President and Chief Operations Officer. Mr. Trelles' employment agreement provides that Mr. Trelles will receive a base salary of $289,000. Mr. Trelles' employment agreement also provides that upon a "change in control" (as defined in the agreement) and a subsequent termination of Mr. Trelles, Mr. Trelles will be entitled to payment of his base salary through the date of his termination, and a payment equal to the greater of (i) two times the sum of his base salary at the time of the change of control, or (ii) two times the sum of his base salary at the time of his termination and payment of any annual bonus awarded but not yet paid. Mr. Trelles will also be entitled to the continuation of certain insurance and other benefits for a period of time not exceeding twelve months.

        In September 2001, the Company entered into an employment agreement with Hani Zeini in connection with his employment as Executive Vice President, North America, Inamed Aesthetics. Mr. Zeini's employment agreement provides that Mr. Zeini will receive (i) a base salary of $245,000, (ii) a bonus up to 50 percent of his salary in the Management Incentive Plan, (iii) options to purchase 100,000 shares of the Company's common stock, (iv) a relocation package to defray his costs of moving to Santa Barbara, California and (v) a one time signing bonus of $40,000. In April 2002, Mr. Zeini entered into a change of control agreement which provides that upon a "change in control" (as defined in the agreement) and a subsequent termination of Mr. Zeini, Mr. Zeini will be entitled to payment of his base salary through the date of his termination, and a payment equal to the greater of (i) two times the sum of his base salary at the time of the change of control, or (ii) two times the sum of his base salary at the time of his termination and payment of any annual bonus awarded but not yet paid. Mr. Zeini will also be entitled to the continuation of certain insurance and other benefits for a period of time not exceeding eighteen months.

Compensation Committee Interlocks and Insider Participation

        No member of the Company's Compensation Committee served as an officer or employee of the Company or any of its subsidiaries during 2005 or was previously an officer of the Company or any of its subsidiaries. During 2005, no executive officer of the Company served as a director or member of the compensation committee of another entity, one of whose executive officers served as a director or member of the Compensation Committee of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        On July 23, 2001, Mr. Teti received a loan from the Company in connection with his relocation to the Company's headquarters in Santa Barbara, California. The loan from the Company bore interest at the minimum rate necessary to avoid imputed income under the Internal Revenue Code. Mr. Teti repaid the outstanding balance of the loan in full in February 2005.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers, directors and persons who beneficially own more than 10% of the Company's common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms filed by such person.

        To the Company's knowledge and based solely on its review of such reports furnished to the Company and written representations from certain reporting persons, the Company believes that all filing requirements applicable to its executive officers, directors and greater-than-10% stockholders were complied with.

QuickLinks

  Item 4: Background.
  Item 9: Exhibits.
SIGNATURE
  Annex C
General Information Regarding the Company
Purchaser's Right to Designate Directors to the Company's Board of Directors
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY
INFORMATION REGARDING THE COMPANY'S BOARD OF DIRECTORS
EXECUTIVE COMPENSATION AND OTHER MATTERS Summary Compensation Table
Option Grants in Last Fiscal Year